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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                         Galyan's Trading Company, Inc.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   36458R-101
                                 (CUSIP Number)

            Samual P. Fried                           William M. Wardlaw
          Limited Brands, Inc.                    FS Equity Partners IV, L.P.
         Three Limited Parkway                   11100 Santa Monica Boulevard
           Columbus, OH 43230                             Suite 1900
        Tel No.: (614) 415-7000                      Los Angeles, CA 90025
                                                   Tel No.: (310) 444 - 1822

                     (Name, Address and Telephone Number of
                      Persons Authorized to Receive Notices
                               and Communications)

                                   Copies to:
                                Drake S. Tempest
                              O'Melveny & Myers LLP
                                 7 Times Square
                            New York, New York 10023
                                 (212) 3260-2000

                                  June 21, 2004
             (Date of Event which Requires Filing of this Statement)

              -----------------------------------------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

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

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  CUSIP No. 36458R-101                                    Page 1 of 3 Pages
-------------------------                            ---------------------------

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       1         NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FS Equity Partners IV, L.P.

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       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
       3         SEC USE ONLY

--------------------------------------------------------------------------------
       4         SOURCE OF FUNDS

--------------------------------------------------------------------------------
       5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]

--------------------------------------------------------------------------------
       6         CITIZENSHIP OR PLACE OF ORGANIZATION
                 Delaware

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                                 7        SOLE VOTING POWER
                                          0

   NUMBER OF SHARES          ---------------------------------------------------
   BENEFICIALLY                  8        SHARED VOTING POWER
   OWNED BY EACH                          10,945,000
   REPORTING PERSON
   WITH                      ---------------------------------------------------
                                 9        SOLE DISPOSITIVE POWER
                                          0

                             ---------------------------------------------------
                                10        SHARED DISPOSITIVE POWER
                                          5,694,500

--------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 10,945,000

--------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES                                                      [ ]

--------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 62.8%

--------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON
                 PN

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

-------------------------                            ---------------------------

  CUSIP No. 36458R-101                                    Page 2 of 3 Pages
-------------------------                            ---------------------------

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       1         NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FS Capital Partners LLC

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       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
       3         SEC USE ONLY

--------------------------------------------------------------------------------
       4         SOURCE OF FUNDS

--------------------------------------------------------------------------------
       5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]

--------------------------------------------------------------------------------
       6         CITIZENSHIP OR PLACE OF ORGANIZATION
                 Delaware

--------------------------------------------------------------------------------
                                 7        SOLE VOTING POWER
                                          0

   NUMBER OF SHARES          ---------------------------------------------------
   BENEFICIALLY                  8        SHARED VOTING POWER
   OWNED BY EACH                          10,945,000
   REPORTING PERSON
   WITH                      ---------------------------------------------------
                                 9        SOLE DISPOSITIVE POWER
                                          0

                             ---------------------------------------------------
                                10        SHARED DISPOSITIVE POWER
                                          5,694,500

--------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 10,945,000

--------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES                                                      [ ]

--------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 62.8%

--------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON
                 OO

--------------------------------------------------------------------------------

-------------------------                            ---------------------------

  CUSIP No. 36458R-101                                    Page 3 of 3 Pages
-------------------------                            ---------------------------

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       1         NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Limited Brands, Inc.
                 31-1029810

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       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
       3         SEC USE ONLY

--------------------------------------------------------------------------------
       4         SOURCE OF FUNDS

--------------------------------------------------------------------------------
       5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]

--------------------------------------------------------------------------------
       6         CITIZENSHIP OR PLACE OF ORGANIZATION
                 Delaware

--------------------------------------------------------------------------------
                                 7        SOLE VOTING POWER
                                          5,250,500

   NUMBER OF SHARES          ---------------------------------------------------
   BENEFICIALLY                  8        SHARED VOTING POWER
   OWNED BY EACH                          10,945,000
   REPORTING PERSON
   WITH                      ---------------------------------------------------
                                 9        SOLE DISPOSITIVE POWER
                                          5,250,500

                             ---------------------------------------------------
                                10        SHARED DISPOSITIVE POWER
                                          0

--------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 10,945,000

--------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES                                                      [ ]

--------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 62.8%

--------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON
                 CO

--------------------------------------------------------------------------------

     This Amendment No. 4 to Schedule 13D (this "Amendment") is being filed to report the execution of a shareholder tender agreement ( "Shareholder Tender Agreement") by FS Equity Partners IV, L.P. ("FS Equity IV"), Limited Brands, Inc. ("Limited Brands") and G Trademark, Inc. ("G Trademark"), a wholly-owned subsidiary of Limited Brands, with Dick's Sporting Goods, Inc. ("Parent") and its wholly-owned subsidiary, Diamondbacks Acquisition Inc. ("Purchaser"), in connection with an Agreement and Plan of Merger entered into by Galyan's Trading Company, Inc., an Indiana corporation ("Galyan's" or the "Issuer"), Parent and Purchaser ("Merger Agreement"). Pursuant to the Shareholder Tender Agreement,
FS Equity IV, Limited Brands and G Trademark (collectively, the "Shareholders") each agreed to tender all outstanding shares of the Issuer's common stock (the "Common Stock") held by them.

     This Amendment supplements and amends the Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on October 9, 2001, as amended by Amendment No. 1 thereto filed on June 10, 2003, Amendment No. 2 thereto filed on August 7, 2003 and Amendment No. 3 thereto filed on August 18, 2003 (together, the "Schedule 13D") relating to the Common Stock. Only those items that are hereby reported are amended. All other items remain unchanged. All capitalized terms shall have the meanings assigned to them in the
Schedule 13D, unless otherwise indicated herein.

Item 4.  Purpose of Transaction

     Item 4 is hereby amended by adding the following paragraphs.

     On June 21, 2004, the Issuer, Parent and Purchaser entered into the Merger Agreement, providing for, among other things, the commencement by Purchaser of a tender offer (the "Offer") to purchase all of the Issuer's outstanding shares for $16.75 per share (the "Offer Price"), net to the seller in cash, and the merger of Purchaser with and into the Issuer (the "Merger"), with the Issuer being the surviving corporation. Under the Merger, each share of Common Stock not tendered and accepted pursuant to the Offer (other than shares of Common Stock owned by Parent or the Issuer or any of their respective wholly-owned subsidiaries) will be converted into the right to receive in cash an amount per share equal to the Offer Price and each share of common stock of Purchaser that is issued and outstanding immediately prior to the Merger will be converted into one share of common stock of the surviving corporation.

     The Offer and the Merger are each subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement. If the Merger is consummated, the Issuer will become a wholly-owned subsidiary of Parent, and the Issuer's common stock will cease to be traded on the Nasdaq National Market or any other exchange and will cease to be registered pursuant to the Securities Exchange Act of 1934 (the "Exchange Act"). Because the obligations of the Shareholders under the Shareholder Tender Agreement, as described below, relate to the Merger Agreement, the Merger Agreement is attached as Exhibit 1 hereto and is incorporated herein by reference. The purpose of the Offer and Merger is to enable Parent to acquire control of the Issuer by acquiring all of the outstanding Common Stock.

     Simultaneously with the execution and delivery of the Merger Agreement, and as a condition and inducement to its willingness to enter into the Merger Agreement, the Shareholders entered into the Shareholder Tender Agreement with Parent and Purchaser. As of June 21, 2004, the Shareholders beneficially own in the aggregate approximately 9,545,000 shares of Common Stock (excluding shares obtainable upon the exercise of an outstanding warrant held by Limited Brands for an additional 1,350,000 shares of Common Stock, which warrant currently has an exercise price in excess of $44.82 and will be cancelled at the effective time of the Merger). The following is a summary of the Shareholder Tender Agreement and is qualified in its entirety by reference to the Shareholder Tender Agreement, a copy of which is attached hereto as Exhibit 2 and is incorporated herein by reference.

     Under the Shareholder Tender Agreement, each Shareholder has, among other things, (i) agreed to tender into the Offer, and not withdraw, all outstanding shares of the Common Stock of which it is the beneficial owner, including any additional shares which they may subsequently acquire (all such shares of Common Stock, the "Subject Shares"); (ii) granted an irrevocable option to purchase the Shareholder's Subject Shares at a price of $16.75 per share, exercisable in whole, but not in part, if Purchaser has acquired all shares of Common Stock tendered pursuant to the Offer and the Shareholder has failed to tender into the Offer or has withdrawn any of its Subject Shares; (iii) agreed to vote its Subject Shares (A) in favor of the adoption of the Merger Agreement and approving the transactions contemplated by the Merger Agreement, including the Merger, and (B) against (other than the transactions contemplated by the Merger

Agreement) any takeover proposal with a person or entity other than Parent or any action that would or is designed to delay, prevent or frustrate the Offer and the transactions contemplated by the Merger Agreement; (iv) granted certain officers of Parent an irrevocable proxy to vote all of their Subject Shares as contemplated by clause (iii) of this paragraph; (v) subject the Subject Shares to certain transfer restrictions; and (vi) agreed that they and their representatives would not solicit, initiate or encourage any inquiries or proposals from any person relating to or otherwise facilitate any "Takeover Proposal," as defined in the Merger Agreement.

     Parent did not pay any additional consideration to the Shareholders in connection with the execution and delivery of the Shareholder Tender Agreement. The purpose of the Shareholder Tender Agreement is to increase the likelihood that the Offer and the Merger will be consummated.

     The Shareholder Tender Agreement terminates when and if the Merger Agreement is terminated without the consummation of the Merger. If the Shareholder Tender Agreement were to terminate, the Reporting Persons intend to review their holdings in the Issuer on a continuing basis and, depending upon the price and availability of the Issuer securities, general stock market and economic conditions, tax considerations and other factors deemed relevant, may consider increasing or decreasing their investment in the Issuer. As part of this ongoing review, the Reporting Persons have engaged and/or may in the future engage, legal and financial advisors to assist them in such review and in evaluating strategic alternatives that are or may become available with respect to their holdings in the Issuer.

     Other than in connection with the Offer and Merger, no Shareholder currently has any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

     Item 5 is hereby amended by adding the following paragraphs.

     As a result of the Shareholder Tender Agreement, if the Offer or Merger is consummated, FS Equity IV, Limited Brands and G Trademark will not own beneficially or of record any shares of Common Stock of the Issuer and the Stockholders Agreement is terminated.

     The Shareholders may be deemed to share with Parent and Purchaser the power to vote the Subject Shares subject to the Shareholder Tender Agreement solely to those matters set forth in Item 4 of this statement and in the Shareholder Tender Agreement, which are incorporated herein by reference.

     The Shareholders may be deemed to share with Parent and Purchaser the power to dispose of the Subject Shares subject to the Shareholder Tender Agreement solely to the extent that the Shareholder Tender Agreement restricts the ability of the Shareholders to transfer the Subject Shares, as more fully described in
Item 4 of this statement and in the Shareholder Tender Agreement, which are incorporated herein by reference.

     Parent and Purchaser are not entitled to any rights as a shareholder of the Issuer in respect of the Subject Shares.

Item 6. Contracts, Arrangement, Understandings or Relationships with respect to Securities of the Issuer

     Item 6 is hereby amended by adding the following paragraph.

     On June 21, 2004, the Shareholders entered into the Shareholder Tender Agreement, whereby the Shareholders agreed, subject to the terms and conditions of the Shareholder Tender Agreement, to tender their Subject Shares and take certain other actions, as more fully described in Item 4 of this statement and in the Shareholder Tender Agreement, which are incorporated herein by reference.

     As a result of the Shareholder Tender Agreement, if the Offer or Merger is consummated, FS Equity IV, the Limited Brands and G Trademark will not own beneficially or of record any shares of Common Stock of the Issuer and the Stockholders Agreement is terminated.

Item 7.  Material to be Filed as Exhibits.

Exhibit 9 Agreement and Plan of Merger, dated as of June 21, 2004, between Dick's Sporting Goods, Inc., Diamondbacks Acquisition Inc. and Galyan's Trading Company, Inc., incorporated by reference herein from Exhibit 2.1 to the Issuer's Current Report on Form 8-K (File No. 000-32911), dated June 22, 2004.

Exhibit 10 Shareholder Tender Agreement, dated as of June 21, 2004, between FS Equity Partners IV, L.P., Limited Brands, Inc., G Trademark, Inc., Dick's Sporting Goods, Inc. and Diamondbacks Acquisition Inc., incorporated by reference herein from Exhibit 2.2 to the Company's Current Report on Form 8-K (File No. 000-32911), dated June 22, 2004.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Date: June 25, 2004

                                            FS EQUITY PARTNERS IV, L.P.

                                            By:   FS Capital Partners LLC
                                            Its:  General Partner


                                            By: /s/ TODD W. HALLORAN
                                                --------------------------------
                                                Name:  Todd W. Halloran
                                                Title: Vice President


                                            FS CAPITAL PARTNERS LLC

                                            By: /s/ TODD W. HALLORAN
                                                --------------------------------
                                                Name:  Todd W. Halloran
                                                Title: Vice President


                                            LIMITED BRANDS, INC.

                                            By: /s/ TIMOTHY J. FABER
                                                --------------------------------
                                                Name:  Timothy J. Faber
                                                Title: V.P. Treasury/M&A